Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Lockheed Martin Corp (LMT)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Lockheed Martin Corp (LMT)
Vote Yes: Item #5 – Requesting a Report on Reducing Full Value Chain GHG Emissions

Annual Meeting: May 2, 2024

CONTACT: Diana Myers | dmyers@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that the Board issue a report, at reasonable expense and excluding confidential information, disclosing how Lockheed Martin intends to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal.

SUPPORTING STATEMENT: Proponents recommend, at Board discretion, that reporting include:

•	A timeline for setting 1.5°C-aligned, near-term emission reduction targets;
•	A timeline for setting long-term net zero goals;
•	A climate transition plan to achieve emissions reduction goals across all relevant emission scopes; and
•	Annual reporting demonstrating progress towards meeting emission reduction goals

SUMMARY

The Intergovernmental Panel on Climate Change has concluded that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.1 Investor demand for science-aligned emission reductions and transition planning reflects the reality that climate-related risk exposure is growing.2 Decarbonizing the aviation industry is a critical component of meeting global decarbonization goals according to the International Energy Agency.3

1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf, p.20

2 https://www.weforum.org/agenda/2023/10/climate-loss-and-damage-cost-16-million-per-hour/; https://corpgov.law.harvard.edu/2023/01/30/eu-finalizes-esg-reporting-rules-with-international-impacts/

3 https://iea.blob.core.windows.net/assets/13dab083-08c3-4dfd-a887-42a3ebe533bc/NetZeroRoadmap_AGlobalPathwaytoKeepthe1.5CGoalinReach-2023Update.pdf, p.88

2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

Lockheed Martin and its customers face a host of climate-related regulations as the global economy decarbonizes, including carbon pricing on emissions-intensive products. As a result, customer demand for lower-emissions technologies is growing. The U.S. Department of Defense, the EU, and NATO acknowledge that climate change is a threat multiplier and that reducing dependence on fossil fuels is a critical military advantage.

In response, aerospace and industrial companies are taking action and spurring investment toward decarbonization. Lockheed Martin risks falling behind peers such as Honeywell, Airbus, Safran, and Saab which are establishing emission reduction targets through the Science Based Targets initiative (SBTi). SBTi includes relevant value chain emissions.4

While Lockheed Martin has set an emissions reduction target for its operations, this goal covers only 2% of the Company’s total emissions.5 Lockheed Martin has yet to disclose how it plans to reduce emissions for its value chain, representing 98% of the Company’s overall emissions. By reporting how it plans to reduce its full value-chain emissions, Lockheed Martin can better prepare itself for rising demand and mitigate climate risk across its business.

By issuing a report on how it intends to reduce emission across its full value chain, Lockheed Martin can better meet its customer needs, minimize transition costs, improve its competitiveness against peers, and position itself to maximize climate-related opportunities.

RATIONALE FOR A YES VOTE

1.	Lockheed Martin faces climate-related competitive, operational, and transition risks that will materially impact its business.

2.	Lockheed Martin does not disclose a plan to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

3.	Lockheed Martin lags peers in addressing the impacts of its emissions.

DISCUSSION

1.	Lockheed Martin faces climate-related competitive, operational, and transition risks that will materially impact its business.

Customer Expectations

Lockheed Martin’s major customers are making significant decarbonization commitments and increasing requirements for lower-emission technologies, products, and services to help them meet their targets. Lockheed Martin’s ability to anticipate and develop products and services that meet these demands is a key value driver.

4 https://sciencebasedtargets.org/companies-taking-action

5 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/2023-cdp-climate-change-response.pdf, p.29

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

In 2023, 73% of Lockheed Martin’s net sales were to the U.S. government, specifically the Department of Defense; an additional 26% of net sales were to international customers and foreign military sales through the U.S. government.6

The future of aerospace and defense requires reducing dependence on fossil fuels. Senior Pentagon officials underscored the U.S. Defense Department’s view that “climate readiness is mission readiness,” and that climate change can impact military training, mission execution, and national security.7 NATO notes that more sustainable energy choices can result in “more autonomy, a lesser logistical burden and a smaller environmental footprint.”8 Lockheed Martin acknowledges in its CDP Report that its ability to provide competitive, low-carbon solutions will determine its ability to secure future contracts.9 Lockheed Martin’s customers are taking action to transition to a low-carbon future:

•	The U.S. Department of Defense has elevated climate change as a national security priority, with all major branches developing climate action plans to reduce and mitigate emissions impacts.[10]

•	The EU has adopted the Climate Change and Defence Roadmap, acknowledging the need to consider climate change in the overall EU security context and align with the goals of the European Green Deal.”[11]

•	NATO has issued a Climate Change and Security Action Plan identifying climate change as a threat multiplier that can impact militaries’ critical infrastructure and capabilities. [12] NATO is implementing initiatives to mitigate climate change by reducing the consumption of fossil fuels.[13]

By issuing a report on how it plans to reduce its value chain emissions, Lockheed Martin can align with customer demands for low-carbon military capabilities. Setting targets across all three emissions Scopes will help Lockheed Martin better prepare for a wider range of potentially disruptive challenges, position it to exploit transition-related opportunities, and grow its market share.

6 https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/936468/000093646824000010/lmt-20231231.htm#i4dd86b83b2af4001a0e0d2126a63bade_19, p.29

7 https://www.defense.gov/News/News-Stories/Article/Article/3614103/dod-officials-highlight-climate-and-energy-security-issues-at-international-con/

8 https://www.nato.int/cps/en/natohq/topics_49208.htm

9 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/2023-cdp-climate-change-response.pdf, p.9

10 https://www.washingtonpost.com/climate-solutions/2022/02/10/army-military-green-climate-strategy/

11 https://joint-research-centre.ec.europa.eu/jrc-news-and-updates/climate-change-and-eu-defence-released-new-report-analysing-links-between-climate-energy-and-defence-2023-06-08_en

12 https://www.nato.int/cps/en/natohq/official_texts_185174.htm

13 https://www.nato.int/cps/en/natohq/topics_49208.htm

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

Furthermore, the U.S. government is undertaking efforts to reduce emissions associated with its procurement process.14 In 2021, the U.S. government launched a Buy Clean Task Force charged with considering embodied emissions in federal procurement and federally funded projects. 15,16 While initially concentrating on construction materials, the scope may broaden to include other emissions-intensive materials and products to meet emission reduction objectives. The federal government is considering two additional procurement rules that could impact Lockheed Martin and its customers:

•	The Federal Supplier Climate Risks and Resilience Rule would require large federal contractors to disclose Scope 1, 2, and 3 emissions and set science-based emissions reduction targets.[17]

•	The Sustainable Products and Services procurement rule would set requirements for federal buyers to prioritize sustainable products and services.[18]

Similarly, the UK government, which Lockheed Martin considers a strategic customer in its international operations, issued a procurement policy which requires that all UK-based suppliers must commit to achieving net-zero emissions or be barred from consideration for contracts. In response, Lockheed Martin had to commit to decarbonizing its UK assets.19

By aligning its own value chain with a 1.5°C target, Lockheed Martin can position itself to meet the evolving low-carbon demands of its customers and to compete in a decarbonizing policy and economic environment. This will allow it to minimize risks and costs associated with the energy transition and take advantage of climate-related opportunities.

Transition Risks

Lockheed Martin and its customers will also be affected by an evolving regulatory atmosphere as the global drive to decarbonize high-emitting sectors like aviation gains momentum. Lockheed Martin’s lack of transparency as to how it intends to address its value-chain emissions, if at all, makes it difficult for investors to understand whether Lockheed Martin is well-positioned to meet the requirements of upcoming regulation, or if it is likely to be caught flat-footed and incur unnecessary costs or miss important opportunities.

Lockheed Martin acknowledges that scarcity and carbon pricing is expected to drive up the costs of materials globally.20 Lockheed Martin is subject to multiple carbon pricing jurisdictions, impacting both its direct operating costs and those associated with its upstream materials. Recently, the UK announced a new net zero-consistent cap for its Emission Trading Scheme, reducing the number of available allowances.21 The EU also adopted new rule tightening its Emissions Trading System by phasing out free allowances and adopting a carbon tariff on certain imports with high embedded carbon.22

While Lockheed Martin does estimate the aggregate cost of carbon pricing on its operations, investors are unclear if Lockheed Martins’s approach is overlooking opportunities to invest in strategies which could lead to lower regulatory costs, improved customer satisfaction, and related benefit to investors.23

14 https://www.sustainability.gov/federalsustainabilityplan/

15 https://www.epa.gov/greenerproducts/what-embodied-carbon

16 https://www.sustainability.gov/buyclean/

17 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

18 https://www.esgtoday.com/biden-administration-announces-new-sustainable-procurement-rules-for-federal-government/#:~:text=The%20new%20proposed%20rule%20would%20update%20the

%20government%E2%80%99s,or%20can%20be%20acquired%20at%20a%20reasonable%20price.

19 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/2023-cdp-climate-change-response.pdf, p.9

20 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/2023/TCFD-aligned-climate-related-risks-opportunities-report-2022.pdf, p.7

21 https://www.gov.uk/government/publications/uk-emissions-trading-scheme-markets/uk-emissions-trading-scheme-markets

22 https://ec.europa.eu/commission/presscorner/detail/en/ip_22_7609; https://www.europarl.europa.eu/thinktank/en/document/EPRS_BRI(2022)698889

23 https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/2023/TCFD-aligned-climate-related-risks-opportunities-report-2022.pdf

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

By disclosing a report on how Lockheed Martin intends to reduce its full value chain emissions, the Company will provide investors with critical information about how the Company intends to mitigate transition costs associated with emerging regulation and demonstrate how it will compete in a low-carbon regulatory environment.

Investor Expectations

Lockheed Martin is ranked as one of the largest corporate emitters by CA100+, a global investor initiative with $54 trillion AUM, which issued a Net Zero Company Benchmark (the Benchmark) with the goal of securing robust net zero reduction strategies and greater disclosure of climate change risks. 24 Lockheed Martin has yet to fully meet any of the Benchmark’s criteria that signal Paris-alignment. 25

This Proposal requests that Lockheed disclose a plan to reduce its full value chain emissions in alignment with the Paris Agreement’s 1.5°C goal, one of the key criteria of the Benchmark. Other elements of the Benchmark that Lockheed fails to meet include a net zero ambition across all Scopes of emissions and capital allocation aligned with the Paris Agreement’s objectives.

Lockheed Martin’s failure to make such disclosures means that investors lack critical information and indicators of the state of Lockheed Martin’s emission reduction strategy and its mitigation of climate risk across its value chain. As a consequence, investors concerned about the lack of responsiveness of Lockheed Martin to the risks associated with climate change, including competitive risks, may direct capital investments to companies that investors perceive as better positioning themselves for a low carbon economy.

Physical Risks

Climate change is disrupting supply chains and making materials more expensive, posing continued risk to Lockheed Martin’s operations and critical inputs, such as semiconductors.26 For example, extreme weather in Malaysia and Texas forced major semiconductor plants and ports to close, exacerbating semiconductor shortages and further slowing production of micro-chip dependent products.27 Economic impacts from the physical effects of climate change are expected to increase in the future.28 By addressing growing supply chain risks and its own climate contributions, Lockheed Martin can reduce its long-term risk exposure and increase its risk-adjusted profitability.

2.	Lockheed Martin does not disclose a plan or goal to reduce its full value chain emissions in alignment with the Paris Agreement's 1.5°C degree goal requiring Net Zero emissions by 2050.

Despite more than 35% of shareholders supporting last year’s proposal on this topic, the Company has not addressed its concerns.29 Although Lockheed Martin acknowledges the multiple effects of climate change on its operations, costs, and competitiveness, it has not disclosed how it intends to align its full value chain with the Paris Agreement’s 1.5°C goal, thereby mitigating direct and systemic risk to its operations and competitive capabilities.

24 https://www.climateaction100.org/whos-involved/investors/

25 https://www.climateaction100.org/company/lockheed-martin-corporation/

26 https://www.scientificamerican.com/article/climate-change-is-exacerbating-inflation-worldwide/

27 https://e360.yale.edu/features/how-climate-change-is-disrupting-the-global-supply-chain

28 https://www.scientificamerican.com/article/climate-change-is-exacerbating-inflation-worldwide/

29 https://www.asyousow.org/press-releases/2023/5/3/shareholders-support-climate-transition-plans-defense-contractors

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

While Lockheed Martin has taken important actions to accelerate its Scope 1 and 2 emission reduction targets, this goal covers only 2% of Lockheed Martin’s total emissions. Lockheed Martin fails to communicate how it intends to reduce its value chain emissions which contribute 98% of Lockheed Martin’s total emissions.

Lockheed Martin states that it is addressing its value chain emissions through continuing to research and develop propulsion enhancements and alternative technologies, as well as educating suppliers and collaborating with industry groups and the U.S. DOD to discuss shared challenges..30 While these actions are commendable, Lockheed Martin fails to communicate what the anticipated emission reductions associated with these actions are, along what timeline, and whether they are sufficient to meet the Paris Agreement’s 1.5°C goal, emerging regulations, and customer expectations.

While Lockheed Martin does have a goal to annually increase carbon removal technology adoption, with investment and support guaranteed through 2025, it is unclear if Lockheed Martin’s investment criteria are aligned with the Paris Agreement’s 1.5°C goal. .31 Investors are concerned that Lockheed Martin’s approach is favoring offsetting and overlooking opportunities to invest in strategies which could lead to internal emission reductions. Experts including SBTi and the UN High-Level Expert Group stress that offsets from nature-based and technology-based projects are not a substitute for internal emission reductions and should only be used to address residual (around 10%) emissions.32

Overall, Lockheed Martin’s Sustainability Management Plan and related disclosures lack clarity on how it plans to align all relevant portions of its value chain with the Paris Agreement’s 1.5°C goal to meet evolving regulations and customer demands.

3.	Lockheed Martin lags peers in addressing the impacts of its emissions.

Multiple peers and competitors are establishing strategies and targets to reduce the emissions associated with their value chains, including emissions from the use of their products. As described above, companies in the aerospace and defense market that set emissions reduction goals across their full value chains may be better prepared to meet customer needs and operate in a transitioning regulatory and economic environment.

Each of the peers listed below have set Paris-aligned targets through adoption of SBTi targets and disclose plans to reduce the emissions associated with their value-chain:

•	Honeywell, an aerospace and defense peer and DOD contractor specializing in aerospace products and services, committed through SBTi to reduce its absolute Scope 3 emissions 23% by 2037. It also committed to leverage 60% of its research and development towards ESG-oriented solutions and invest $50 million per year in projects and initiatives that will help it achieve its emissions reduction goals.[33]

30 https://sustainability.lockheedmartin.com/sustainability/beyond-the-smp/carbon-strategy-and-climate-related-risk/

31https://sustainability.lockheedmartin.com/sustainability/content/Lockheed_Martin_2022_Sustainability_Performance_Report.pdf, p.13

32 https://sciencebasedtargets.org/resources/files/Net-Zero-Standard.pdf, p.23; https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf, p.19

33 https://www.honeywell.com/content/dam/honeywellbt/en/documents/downloads/hon-esg-report.pdf

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

•	Airbus, an aerospace and defense peer and DOD contractor specializing in aircraft manufacturing, commits through SBTi to reduce its Scope 3 emissions intensity from the use of sold products 46% by 2035. It also has a mandatory carbon impact evaluation for each new CapEx investment and has a dedicated budget allowing longer return on investment criteria for energy efficiency projects.[34]

•	Safran, an aerospace and defense peer and DOD contractor specializing in aircraft engine and propulsion systems manufacturing, committed through SBTi to reduce its Scope 3 emissions intensity from the use of sold products 42.5% by 2035. Safran plans to achieve this goal by using an internal carbon price and dedicating 75% of R&T spending on technologies aimed at reducing the environmental impact of air transport.[35]

•	Saab AB, an aerospace and defense peer and DOD contractor specializing in fighter and military aircraft, commits through SBTi to reduce its Scope 3 emissions covering upstream transportation and distribution, business travel and use of sold products 25% by 2030.[36]

Excluding value chain emissions from Lockheed Martin’s reduction plans puts it behind global peers, and as a result Lockheed Martin risks losing market share if competitors are better able to meet customers and investor needs.

RESPONSE TO LOCKHEED MARTIN CORPORATION BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Lockheed Martin’s opposition statement, the Board states that it cannot support the Proposal for several reasons. As detailed below, the Company’s existing actions are inadequate, and its responses do not persuasively support rejecting the Proposal.

•	“The proposal does not take into account the unique challenges the Company faces…The U.S. government and its allies, not our Company, decide how and when to use products they purchase from us, which may be classified.”

As discussed above, government clients are expressing a growing need for low-carbon products to address evolving climate-related security challenges and fulfill their emission reduction commitments. Recognizing climate change as a significant threat amplifier, the U.S. Department of Defense, the EU, and NATO emphasize that climate change is a threat multiplier and that reducing dependence on fossil fuels is a critical military advantage.

Lockheed Martin possesses a substantial understanding of its products' emission profiles, and while the U.S. government and its allies decide how and when to use the products they purchase from Lockheed Martin, it is within the Company’s control to design or enhance products to be more resource and carbon efficient, thus meeting customer needs and decarbonizing in the process.

Developing a comprehensive plan to reduce emissions throughout its value chain would enhance Lockheed Martin's competitiveness and align with customer demands.

34 https://www.airbus.com/sites/g/files/jlcbta136/files/2023-01/Airbus%20SE%202022%20CDP%20Climate%20Change%20Questionnaire.pdf

35 https://www.safran-group.com/group/commitments/decarbonizing-aeronautics

36 https://www.saab.com/globalassets/corporate/investor-relations/pdf/saab-annual-and-sustainability-report-2023.pdf

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

•	“We are unaware of any U.S.-based prime defense contractors that have set Net Zero Scope 3 reduction targets…False comparison between defense contractors and sectors outside of defense.”

It is important to evaluate Lockheed Martin’s strategies against those of its domestic and global counterparts. Honeywell, a fellow prime defense contractor in the aerospace and defense industry, has committed to reducing its sold product emissions, a trend mirrored by international competitors Airbus, Safran, and Saab. The peers discussed in this proxy all have defense segments and contracts with the U.S. DOD. To stay competitive, Lockheed Martin must be mindful of this global landscape. By enhancing its capacity to deliver low-carbon solutions, Lockheed Martin can position itself ahead of competitors and strengthen its market advantage.

•	“As the proposal specifically requests Scope 3 emissions disclosures and annual reports demonstrating progress towards meeting emissions reduction goals, these elements of the proposal are duplicative and unnecessary.”

As discussed above, current disclosures have large gaps that leave investors uninformed. Lockheed Martin lacks a plan to reduce its value chain emissions, which contribute 98% of Lockheed Martin’s total emissions. Although Lockheed Martin acknowledges the multiple effects of climate change on its operations, costs, and competitiveness, it has not aligned all material elements of its value chain to mitigate systemic and direct risks to its operations and competitive capabilities.

Additionally, while Lockheed Martin describes some actions and initiatives it is taking to address Scope 3 emissions, it fails to communicate to investors the anticipated emission reductions associated with these actions and whether they are adequate to meet emerging regulatory and customer expectations. Its failure to make such disclosures means that investors lack critical information and indicators of the state of Lockheed Martin’s emission reduction strategy and its mitigation of climate risk across its value chain.

•	Setting long-term quantitative targets would increase risk and cost to our Company because the targets would be wholly detached from our robust and sound business planning processes.

Lockheed Martin's climate targets were established during planning cycles overseen by its sustainability governance. However, these current targets do not include 98% of the Company’s emissions. Climate targets should be fully integrated with Lockheed Martin’s robust and sound business planning processes, ensuring customer and investors evolving needs are met, and that the Company is sufficiently addressing the substantive impact that the low-carbon transition will have on its business.

•	“Further, the proposal is nearly identical to a proposal the same proponent representative submitted last year, which nearly two-thirds of our stockholders voted against.”

This response is one of framing but not of substance. Lockheed Martin has not addressed the concerns of a third of its investors. The proposal from last year highlighted investor support for Lockheed Martin's efforts to tackle its major emission sources. However, Lockheed Martin's ongoing research projects and test flights fall short of constituting a comprehensive strategy for reducing emissions across its value chain that one-third of shareholders seek. While Lockheed Martin has updated its Task Force on Climate-related Financial Disclosures and enhanced its targets for Scope 1 and 2 emissions, these actions did not encompass its value chain emissions, thus failing to fulfill the proposal's request.

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2024 Proxy Memo Lockheed Martin Corp | Requesting a Report on Reducing Full Value Chain GHG Emissions

•	“Furthermore, the proposal would seek to supplant the business judgment of the Board of Directors and management which is keenly focused on all current and emerging risks facing the Company, including climate related risks.”

The proposal does not dictate or supplant the Company’s operational management, rather it is highlighting gaps that hinder investors from making informed decisions about Lockheed Martin’s position in a transitioning economy. It is critical to investors that companies align with 1.5oC ambitions throughout their value chains. This alignment is essential not only to meet customer demands but also to navigate transition risks and extreme weather disruptions. Reporting on how Lockheed Martin intends to reduce its material value chain emissions is considered a best practice and serves as an effective means of communicating with investors.

Lockheed Martin’s current reporting falls short of adequately communicating how its ongoing efforts will deliver the emission reductions necessary to ensure long-term success in meeting customer needs and addressing climate-related challenges. Therefore, Lockheed Martin’s opposition is insufficient. Comprehensively addressing the Company’s value-chain emissions is in the best interests of shareholders.

CONCLUSION

Lockheed Martin’s failure to set emission reduction targets that cover its material value-chain emissions demonstrates a lack of adherence to its stakeholder’s clear expectations and exposes Lockheed Martin to serious market and competitive risks. Vote “Yes” on this Shareholder Proposal 5.

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For questions, please contact Diana Myers, As You Sow, dmyers@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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